

INVESTED 529 PLAN

# Annual Report

DECEMBER 31, 2019

| | Ticker |
|---|---|
| InvestEd Aggressive Portfolio | WAGPX |
| InvestEd Growth Portfolio | WAGRX |
| InvestEd Balanced Portfolio | WBLAX |
| InvestEd Conservative Portfolio | WICAX |
| InvestEd Income Portfolio | WICPX |
| InvestEd Fixed Income Portfolio | WFXPX |

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

# CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence; as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Philip J. Sanders, CFA

**Dear Shareholder,**

Following a sharp correction to end 2018, equity markets roared back during the fiscal year. The S&P 500 Index advanced more than 30% in 2019, and every sector posted gains. The rally had a pro-cyclical component, as information technology and communication services delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy slowed in 2019, but remains in the longest economic expansion in U.S. history despite signs of global weakening. Waning benefits from U.S. fiscal stimulus, elevated inventory levels, Brexit chaos, a stronger U.S. dollar and the lagged effects of tighter monetary policy in places like the U.S. and China coalesced to weaken the pace of global growth. We believe some of those headwinds are reversing and could provide some lift to global growth in 2020.

Uncertainty around trade and the weakening of the global economy pressured the U.S. Federal Reserve (Fed) to reverse its policy during 2019. After projecting two rate hikes at the start of the fiscal year, the Fed cut interest rates three times in 2019, bringing the federal funds rate target range to 1.50–1.75%. Overall, we expect the Fed to leave rates unchanged throughout 2020.

Markets cheered the significant progress made toward a "phase one" U.S.-China trade deal in December, though we believe U.S. trade policy remains a wildcard and poses a threat to the current expansion. The uncertainty about the future of global trade created a significant slowing in the eurozone. In addition, uncertainty about the U.K.'s potential exit from the European Union triggered a further reduction in business confidence. The European Central Bank (ECB) announced additional easing in September, pushing interest rates further into negative territory and introducing another round of quantitative easing via bond purchases. While we believe average GDP growth in 2020 will be similar to the estimated 1.2% average in 2019, we expect the pace of eurozone growth to improve throughout 2020 on the back of a better global economy and reduced risks around trade and Brexit.

Emerging markets felt the effects of weak global trade in 2019, which led to disappointing economic growth overall. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

## Economic Snapshot

|  | 12/31/2019 | 12/31/2018 |
| --- | --- | --- |
| S&P 500 Index | 3,230.78 | 2,506.85 |
| MSCI EAFE Index | 2,036.94 | 1,719.88 |
| 10-Year Treasury Yield | 1.92% | 2.69% |
| U.S. unemployment rate | 3.5% | 3.9% |
| 30-year fixed mortgage rate | 3.74% | 4.55% |
| Oil price per barrel | $ 61.14 | $ 45.41 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J. Sanders*

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

DECEMBER 31, 2019 (UNAUDITED)



Chace Brundige



Aaron Young



W. Jeffery Surles

*Below, Chace Brundige, CFA, W. Jeffery Surles, CFA and Aaron Young, portfolio managers of the InvestEd Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Brundige, who has 26 years of industry experience, has managed the InvestEd Portfolios since June 2016. Mr. Young, who has 14 years of industry experience, has managed the Portfolios since October 2016. Mr. Surles, who has 18 years of industry experience, has managed the Portfolios since April 2018.*

## Fiscal Year Performance

For the 12 Months Ended December 31, 2019

| | |
|---|---|
| **InvestEd Aggressive Portfolio** | |
| Including Sales Charge | 21.35% |
| Without Sales Charge | 24.52% |
| 10% Bloomberg Barclays U.S. Universal Index + 29% MSCI ACWI ex U.S.A. Index | |
| + 61% Russell 3000 Index | 26.03% |
| **InvestEd Growth Portfolio** | |
| Including Sales Charge | 18.19% |
| Without Sales Charge | 21.21% |
| 6% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 19% Bloomberg Barclays U.S. Universal Index + 24% MSCI ACWI ex U.S.A. Index | |
| + 51% Russell 3000 Index | 22.93% |
| **InvestEd Balanced Portfolio** | |
| Including Sales Charge | 15.05% |
| Without Sales Charge | 18.00% |
| 9% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex U.S.A. Index | |
| + 42% Russell 3000 Index | 20.09% |
| **InvestEd Conservative Portfolio** | |
| Including Sales Charge | 11.08% |
| Without Sales Charge | 13.92% |
| 14% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 46% Bloomberg Barclays U.S. Universal Index + 11% MSCI ACWI ex U.S.A. Index | |
| + 29% Russell 3000 Index | 16.19% |
| **InvestEd Income Portfolio** | |
| Including Sales Charge | 7.75% |
| Without Sales Charge | 10.47% |
| 31% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 44% Bloomberg Barclays U.S. Universal Index + 6% MSCI ACWI ex U.S.A. Index | |
| + 19% Russell 3000 Index | 12.67% |
| **InvestEd Fixed Income Portfolio** | |
| Including Sales Charge | 1.74% |
| Without Sales Charge | 4.39% |
| 75% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 25% Bloomberg Barclays U.S. Universal Index | 6.07% |
| **Benchmark Performance** | |
| Bloomberg Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market with greater than one and less than five years until maturity) | 5.01% |
| Bloomberg Barclays U.S. Universal Index (generally reflects the performance of USD-denominated, taxable bonds that are rated either investment grade or high-yield.) | 9.29% |

| | |
|---|---|
| MSCI ACWI ex USA Index | 21.51% |
| (generally reflects the performance of large- and mid-capitalization stocks across developed and emerging markets, excluding the U.S.) | |
| Russell 3000 Index | 31.02% |
| (generally reflects the performance of large-capitalization U.S. stocks) | |

*For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.*

*Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Portfolio performance discussed below excludes applicable sales charge. Because each Portfolio typically invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to multiple benchmark indexes. The performance discussed below is at net asset value.*

## Year in review

After a volatile end to 2018, markets experienced very robust returns across asset classes in 2019. Some contributors to this risk-on environment were: easier monetary policy (The Federal Reserve [Fed] lowered its policy rate three times in 2019 and recently resumed expanding its balance sheet); relief in U.S.-China trade tensions with an announced phase 1 agreement and December tariff increases canceled; more stable exchange rates; persistently low inflation; less concern about Brexit; very strong labor markets; continuing strength in housing and consumption; and evidence that the global slowdown in manufacturing has passed without causing weakness in the services sectors.

The InvestEd Portfolios finished the fiscal year with robust, positive returns in 2019. The broad strength across asset classes was reflected by the portfolios' benchmarks. The U.S. equity benchmark return exceeded 30% while the international equity benchmark return exceeded 23%. Fixed-income returns were also positive on the year as interest rates declined significantly across the yield curve. The shorter-term fixed income benchmark return was approximately 5% while the longer-term fixed income benchmark return exceeded 9% on the year. Although the InvestEd Portfolios experienced strong, positive returns on the year, on a relative basis, the Portfolios underperformed their blended benchmarks. The performance of the Portfolios reflects the mix of returns in the underlying funds during the quarter and their allocation weightings. There were two significant drivers of this relative underperformance. First, the Portfolios took less duration and credit risk than the benchmarks in fixed income securities in a very unusual environment where interest rates declined precipitously while credit spreads narrowed. Secondly, within equity, the most significant detractors were that value and income styles underperformed core benchmarks.

## Changes to exposure

Throughout 2019, the Portfolios maintained allocation targets at the midpoint of their target ranges with respect to both Fixed Income and Equity asset classes. These targets are as follows: Aggressive: 90% equity, 10% fixed income; Growth: 75% equity, 25% fixed income; Balanced: 60% equity, 40% fixed income; Conservative: 40% equity, 60% fixed income; Income: 25% equity, 75% fixed income; Fixed Income: 0% equity, 100% fixed income. Within each asset class, the Portfolios undertook only minor changes in the underlying mix of funds during the period in order to manage exposures commensurate with the investment objectives of the portfolios.

## Outlook

Evidence suggests that the state of the U.S. economy remains in good condition. Unemployment is quite low, wages are strong, inflation remains at moderate levels and consumer spending remains robust. The Fed has lowered its interest rate policy and has recently been expanding its balance sheet to alleviate risks in short-term funding markets. More adverse outcomes of U.S.-China trade negotiations and Brexit seem to have been avoided and leading economic indicators have generally stabilized or improved. In addition, corporate earnings are estimated to grow in the mid-single digits in 2020. The Fed has also indicated a willingness to maintain accommodative monetary policy until a "persistent" and "significant" increase in inflation is observed, likely alleviating upward pressure that might otherwise exist for the U.S. dollar. However, myriad risk factors remain. The global trade issue remains a risk to earnings, markets will face uncertainty discounting election outcomes and geopolitical risks abound.

Given this balanced outlook, the Portfolios are positioned with anticipated total risk exposures near benchmark levels. Equity allocations are approximately neutral with respect to geography, industry, and style such that the most significant driver of our relative equity returns should be our underlying active managers' ability to add value through security selection.

The Portfolios remain allocated to slightly shorter-duration fixed income securities in an environment that could pose asymmetric risks for longer-dated fixed income instruments should inflationary pressures and therefore interest rates rise.

Additionally, the Portfolios are allocated to higher-quality fixed income securities that may offer a diversification benefit to the equity allocation should markets experience a risk-off scenario.

**Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.**

**The ability of a Portfolio to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. Each Portfolio's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, a Portfolio is subject to the same risks as those of the underlying funds it holds.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any of the InvestEd Portfolios.**

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT INVESTED PORTFOLIOS



| | |
|---|---|
| InvestEd Aggressive Portfolio[1] | $11,869 |
| Blended Index^ | $12,370 |
| Bloomberg Barclays U.S. Universal Index | $10,933 |
| MSCI ACWI ex U.S.A. Index | $10,920 |
| Russell 3000 Index | $13,323 |

^Blended Index is computed using a combination of 10% Bloomberg Barclays U.S. Universal Index + 29% MSCI ACWI ex U.S.A. Index + 61% Russell 3000 Index.



| | |
|---|---|
| InvestEd Growth Portfolio[1] | $22,765 |
| Blended Index^^ | $23,859 |
| Bloomberg Barclays 1-5 Year U.S. Government/Credit Index | $12,341 |
| Bloomberg Barclays U.S. Universal Index | $14,978 |
| MSCI ACWI ex U.S.A. Index | $16,236 |
| Russell 3000 Index | $35,215 |

^^Blended Index is computed using a combination of 6% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 19% Bloomberg Barclays U.S. Universal Index + 24% MSCI ACWI ex U.S.A. Index + 51% Russell 3000 Index.

See footnotes on page 10.

(UNAUDITED)



| | |
|---|---|
| InvestEd Balanced Portfolio[1] | $19,266 |
| Blended Index^^^ | $21,935 |
| Bloomberg Barclays 1-5 Year U.S. Government/Credit Index | $12,341 |
| Bloomberg Barclays U.S. Universal Index | $14,978 |
| MSCI ACWI ex U.S.A. Index | $16,236 |
| Russell 3000 Index | $35,215 |

*^^^Blended Index is computed using a combination of 9% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex U.S.A. Index + 42% Russell 3000 Index.*



| | |
|---|---|
| InvestEd Conservative Portfolio[1] | $16,024 |
| Blended Index^^^^ | $19,302 |
| Bloomberg Barclays 1-5 Year U.S. Government/Credit Index | $12,341 |
| Bloomberg Barclays U.S. Universal Index | $14,978 |
| MSCI ACWI ex U.S.A. Index | $16,236 |
| Russell 3000 Index | $35,215 |

*^^^^Blended Index is computed using a combination of 14% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 46% Bloomberg Barclays U.S. Universal Index + 11% MSCI ACWI ex U.S.A. Index + 29% Russell 3000 Index.*

See footnotes on page 10.

(UNAUDITED)



| | |
|---|---|
| InvestEd Income Portfolio[1] | $10,795 |
| Blended Index^^^^^ | $11,293 |
| Bloomberg Barclays 1-5 Year U.S. Government/Credit Index | $10,602 |
| Bloomberg Barclays U.S. Universal Index | $10,933 |
| MSCI ACWI ex U.S.A. Index | $10,920 |
| Russell 3000 Index | $13,323 |

^^^^^ Blended Index is computed using a combination of 31% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 44% Bloomberg Barclays U.S. Universal Index + 6% MSCI ACWI ex U.S.A. Index + 19% Russell 3000 Index.



| | |
|---|---|
| InvestEd Fixed Income Portfolio[1] | $10,243 |
| Blended Index^^^^^^ | $10,684 |
| Bloomberg Barclays 1-5 Year U.S. Government/Credit Index | $10,602 |
| Bloomberg Barclays U.S. Universal Index | $10,933 |

^^^^^^ Blended Index is computed using a combination of 75% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 25% Bloomberg Barclays U.S. Universal Index.

See footnotes on page 10.

(UNAUDITED)

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | InvestEd Aggressive Portfolio | InvestEd Growth Portfolio | InvestEd Balanced Portfolio | InvestEd Conservative Portfolio | InvestEd Income Portfolio | InvestEd Fixed Income Portfolio |
|---|---|---|---|---|---|---|
| 1-year period ended 12-31-19 | 21.35% | 18.19% | 15.05% | 11.08% | 7.75% | 1.74% |
| 5-year period ended 12-31-19 | — | 6.94% | 5.70% | 3.73% | — | — |
| 10-year period ended 12-31-19 | — | 8.57% | 6.78% | 4.83% | — | — |
| Since inception of Portfolio[3] through 12-31-19 | 7.79% | — | — | — | 3.40% | 1.06% |

(2)Data quoted is past performance and is based on a deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for each Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 2.50%.

(3)9-18-17 InvestEd Aggressive Portfolio, 9-18-17 InvestEd Fixed Income Portfolio and 9-18-17 InvestEd Income Portfolio (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

## Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2019.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

| Portfolio | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 6-30-19 | Ending Account Value 12-31-19 | Expenses Paid During Period* | Beginning Account Value 6-30-19 | Ending Account Value 12-31-19 | Expenses Paid During Period* | |
| InvestEd Aggressive Portfolio | $1,000 | $1,079.30 | $1.35 | $1,000 | $1,023.95 | $1.32 | 0.25% |
| InvestEd Growth Portfolio | $1,000 | $1,068.40 | $1.34 | $1,000 | $1,023.95 | $1.32 | 0.25% |
| InvestEd Balanced Portfolio | $1,000 | $ 1,057.10 | $1.34 | $1,000 | $1,023.95 | $1.32 | 0.25% |
| InvestEd Conservative Portfolio | $1,000 | $1,043.00 | $1.33 | $1,000 | $1,023.95 | $1.32 | 0.25% |
| InvestEd Income Portfolio | $1,000 | $ 1,031.70 | $1.32 | $1,000 | $1,023.95 | $1.32 | 0.25% |
| InvestEd Fixed Income Portfolio | $1,000 | $ 1,011.50 | $ 1.31 | $1,000 | $1,023.95 | $1.32 | 0.25% |

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2019, and divided by 365.

[1]This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2]This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

## InvestEd Aggressive Portfolio – Asset Allocation

| | |
|---|---|
| Ivy ProShares MSCI ACWI Index Fund, Class N | 17.1% |
| Ivy International Core Equity Fund, Class N | 12.9% |
| Ivy Large Cap Growth Fund, Class N | 11.2% |
| Ivy Value Fund, Class N | 10.9% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 9.6% |
| Ivy Mid Cap Growth Fund, Class N | 7.0% |
| Ivy Emerging Markets Equity Fund, Class N | 6.2% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 6.0% |
| Ivy Government Securities Fund, Class N | 5.3% |
| Ivy Core Equity Fund, Class N | 3.0% |
| Ivy Small Cap Growth Fund, Class N | 2.5% |
| Ivy Limited-Term Bond Fund, Class N | 2.4% |
| Ivy LaSalle Global Real Estate Fund, Class N | 2.0% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 1.3% |
| Ivy Securian Core Bond Fund, Class N | 1.2% |
| Ivy High Income Fund, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.5% |
| Ivy Global Bond Fund, Class N | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

See footnotes on page 14.

## InvestEd Growth Portfolio – Asset Allocation

| | |
|---|---|
| Ivy ProShares MSCI ACWI Index Fund, Class N | 14.1% |
| Ivy Government Securities Fund, Class N | 11.6% |
| Ivy International Core Equity Fund, Class N | 10.5% |
| Ivy Large Cap Growth Fund, Class N | 10.2% |
| Ivy Value Fund, Class N | 10.0% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 8.7% |
| Ivy Limited-Term Bond Fund, Class N | 8.7% |
| Ivy Emerging Markets Equity Fund, Class N | 5.2% |
| Ivy Mid Cap Growth Fund, Class N | 5.0% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 5.0% |
| Ivy Securian Core Bond Fund, Class N | 2.0% |
| Ivy Core Equity Fund, Class N | 2.0% |
| Ivy Small Cap Growth Fund, Class N | 1.8% |
| Ivy LaSalle Global Real Estate Fund, Class N | 1.5% |
| Ivy High Income Fund, Class N | 1.3% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 1.0% |
| Ivy Global Bond Fund, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.5% |
| Ivy Corporate Bond Fund, Class N | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

## InvestEd Balanced Portfolio – Asset Allocation

| | |
|---|---|
| Ivy Government Securities Fund, Class N | 17.3% |
| Ivy Limited-Term Bond Fund, Class N | 14.1% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 11.2% |
| Ivy Large Cap Growth Fund, Class N | 8.5% |
| Ivy Value Fund, Class N | 8.3% |
| Ivy International Core Equity Fund, Class N | 8.0% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 8.0% |
| Ivy Securian Core Bond Fund, Class N | 4.4% |
| Ivy Emerging Markets Equity Fund, Class N | 4.2% |
| Ivy Mid Cap Growth Fund, Class N | 4.0% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 4.0% |
| Ivy High Income Fund, Class N | 1.7% |
| Ivy Small Cap Growth Fund, Class N | 1.3% |
| Ivy Core Equity Fund, Class N | 1.3% |
| Ivy LaSalle Global Real Estate Fund, Class N | 1.0% |
| Ivy Global Bond Fund, Class N | 1.0% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.8% |
| Ivy Corporate Bond Fund, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

## InvestEd Conservative Portfolio – Asset Allocation

| | |
|---|---|
| Ivy Government Securities Fund, Class N | 25.2% |
| Ivy Limited-Term Bond Fund, Class N | 22.9% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 6.9% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 6.5% |
| Ivy Securian Core Bond Fund, Class N | 6.4% |
| Ivy Large Cap Growth Fund, Class N | 6.2% |
| Ivy Value Fund, Class N | 6.1% |
| Ivy International Core Equity Fund, Class N | 4.8% |
| Ivy Emerging Markets Equity Fund, Class N | 2.9% |
| Ivy High Income Fund, Class N | 2.3% |
| Ivy Mid Cap Growth Fund, Class N | 2.3% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 2.3% |
| Ivy Global Bond Fund, Class N | 1.5% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.8% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.8% |
| Ivy Corporate Bond Fund, Class N | 0.7% |
| Ivy Small Cap Growth Fund, Class N | 0.5% |
| Ivy Core Equity Fund, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.1% |

See footnotes on page 14.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

## InvestEd Income Portfolio – Asset Allocation

| | |
|---|---|
| Ivy Limited-Term Bond Fund, Class N | 36.1% |
| Ivy Government Securities Fund, Class N | 26.6% |
| Ivy Securian Core Bond Fund, Class N | 5.5% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 5.1% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 4.6% |
| Ivy Large Cap Growth Fund, Class N | 4.4% |
| Ivy Value Fund, Class N | 4.3% |
| Ivy Government Money Market Fund, Class N | 2.5% |
| Ivy International Core Equity Fund, Class N | 2.0% |
| Ivy High Income Fund, Class N | 1.8% |
| Ivy Emerging Markets Equity Fund, Class N | 1.6% |
| Ivy Global Bond Fund, Class N | 1.2% |
| Ivy Mid Cap Growth Fund, Class N | 1.0% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1.0% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.5% |
| Ivy Corporate Bond Fund, Class N | 0.5% |
| Ivy Small Cap Growth Fund, Class N | 0.3% |
| Ivy Small Cap Core Fund, Class N | 0.3% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.3% |
| Ivy Core Equity Fund, Class N | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.1% |

## InvestEd Fixed Income Portfolio – Asset Allocation

| | |
|---|---|
| Ivy Limited-Term Bond Fund, Class N | 74.8% |
| Ivy Government Money Market Fund, Class N | 10.2% |
| Ivy Government Securities Fund, Class N | 9.9% |
| Ivy Securian Core Bond Fund, Class N | 4.5% |
| Ivy Corporate Bond Fund, Class N | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.3% |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# SCHEDULE OF INVESTMENTS

DECEMBER 31, 2019

## InvestEd Aggressive Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 59 | $ 972 |
| Ivy Emerging Markets Equity Fund, Class N | 94 | 2,003 |
| Ivy Global Bond Fund, Class N | 8 | 79 |
| Ivy Government Securities Fund, Class N | 310 | 1,713 |
| Ivy High Income Fund, Class N | 22 | 160 |
| Ivy International Core Equity Fund, Class N | 235 | 4,175 |
| Ivy Large Cap Growth Fund, Class N | 143 | 3,619 |
| Ivy LaSalle Global Real Estate Fund, Class N | 58 | 644 |
| Ivy Limited-Term Bond Fund, Class N | 72 | 780 |
| Ivy Mid Cap Growth Fund, Class N | 75 | 2,268 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 123 | 1,934 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 435 | 5,518 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 35 | 403 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 236 | 3,118 |
| Ivy Securian Core Bond Fund, Class N | 36 | 391 |
| Ivy Small Cap Core Fund, Class N | 8 | 162 |
| Ivy Small Cap Growth Fund, Class N | 34 | 815 |
| Ivy Value Fund, Class N | 148 | 3,536 |

| | |
|---|---|
| TOTAL AFFILIATED MUTUAL FUNDS – 99.8% | $32,290 |

(Cost: $30,796)

### SHORT-TERM SECURITIES

| | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.2% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550% | 57 | 57 |

| | |
|---|---|
| TOTAL SHORT-TERM SECURITIES – 0.2% | $ 57 |

(Cost: $57)

| | |
|---|---|
| TOTAL INVESTMENT SECURITIES – 100.0% | $32,347 |

(Cost: $30,853)

| | |
|---|---|
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | 8 |
| NET ASSETS – 100.0% | $32,355 |

## Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $32,290 | $— | $— |
| Short-Term Securities | 57 | — | — |
| Total | $ 32,347 | $— | $— |

## InvestEd Growth Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 143 | $ 2,343 |
| Ivy Corporate Bond Fund, Class N | 44 | 284 |
| Ivy Emerging Markets Equity Fund, Class N | 283 | 6,037 |
| Ivy Global Bond Fund, Class N | 57 | 569 |
| Ivy Government Securities Fund, Class N | 2,441 | 13,499 |
| Ivy High Income Fund, Class N | 202 | 1,447 |
| Ivy International Core Equity Fund, Class N | 686 | 12,185 |
| Ivy Large Cap Growth Fund, Class N | 469 | 11,903 |
| Ivy LaSalle Global Real Estate Fund, Class N | 158 | 1,745 |
| Ivy Limited-Term Bond Fund, Class N | 934 | 10,149 |
| Ivy Mid Cap Growth Fund, Class N | 194 | 5,858 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 372 | 5,826 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 1,295 | 16,430 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 102 | 1,167 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 765 | 10,112 |
| Ivy Securian Core Bond Fund, Class N | 208 | 2,262 |
| Ivy Small Cap Core Fund, Class N | 29 | 584 |
| Ivy Small Cap Growth Fund, Class N | 87 | 2,065 |
| Ivy Value Fund, Class N | 485 | 11,620 |

| | |
|---|---|
| TOTAL AFFILIATED MUTUAL FUNDS – 99.8% | $116,085 |

(Cost: $111,609)

### SHORT-TERM SECURITIES

| | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.1% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550% | 118 | 118 |

| | |
|---|---|
| TOTAL SHORT-TERM SECURITIES – 0.1% | $ 118 |

(Cost: $118)

| | |
|---|---|
| TOTAL INVESTMENT SECURITIES – 99.9% | $116,203 |

(Cost: $111,727)

| | |
|---|---|
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | 87 |
| NET ASSETS – 100.0% | $116,290 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $116,085 | $— | $— |
| Short-Term Securities | 118 | — | — |
| Total | $116,203 | $— | $— |

## InvestEd Balanced Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 64 | $ 1,056 |
| Ivy Corporate Bond Fund, Class N | 63 | 409 |
| Ivy Emerging Markets Equity Fund, Class N | 164 | 3,484 |
| Ivy Global Bond Fund, Class N | 82 | 822 |
| Ivy Government Securities Fund, Class N | 2,606 | 14,410 |
| Ivy High Income Fund, Class N | 204 | 1,462 |
| Ivy International Core Equity Fund, Class N | 377 | 6,699 |
| Ivy Large Cap Growth Fund, Class N | 279 | 7,082 |
| Ivy LaSalle Global Real Estate Fund, Class N | 76 | 839 |
| Ivy Limited-Term Bond Fund, Class N | 1,086 | 11,799 |
| Ivy Mid Cap Growth Fund, Class N | 112 | 3,381 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 214 | 3,363 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 734 | 9,313 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 55 | 631 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 505 | 6,671 |
| Ivy Securian Core Bond Fund, Class N | 338 | 3,673 |
| Ivy Small Cap Core Fund, Class N | 11 | 211 |
| Ivy Small Cap Growth Fund, Class N | 45 | 1,064 |
| Ivy Value Fund, Class N | 289 | 6,916 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.8%** | | **$83,285** |

(Cost: $80,333)

| SHORT-TERM SECURITIES | | |
|---|---|---|
| Money Market Funds (A) – 0.1% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550% | 59 | 59 |
| **TOTAL SHORT-TERM SECURITIES – 0.1%** | | **$ 59** |

(Cost: $59)

| **TOTAL INVESTMENT SECURITIES – 99.9%** | | **$83,344** |
|---|---|---|

(Cost: $80,392)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | | 77 |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$ 83,421** |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $83,285 | $— | $— |
| Short-Term Securities | 59 | — | — |
| Total | $83,344 | $— | $— |

# SCHEDULE OF INVESTMENTS

## InvestEd Conservative Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . | 25 | $ 411 |
| Ivy Corporate Bond Fund, Class N . . . | 92 | 597 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . | 109 | 2,331 |
| Ivy Global Bond Fund, Class N . . . . . . | 120 | 1,199 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . | 3,676 | 20,328 |
| Ivy High Income Fund, Class N . . . . . . | 256 | 1,828 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . | 218 | 3,868 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . | 197 | 5,010 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . | 55 | 612 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . | 1,693 | 18,398 |
| Ivy Mid Cap Growth Fund, Class N . . . | 61 | 1,850 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . | 117 | 1,840 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . . | 438 | 5,558 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . | 54 | 614 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . | 399 | 5,271 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . | 474 | 5,159 |
| Ivy Small Cap Core Fund, Class N . . . | 10 | 205 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . | 17 | 414 |
| Ivy Value Fund, Class N . . . . . . . . . . | 204 | 4,892 |
| | | |
| TOTAL AFFILIATED MUTUAL FUNDS – 99.9% | | $80,385 |

(Cost: $78,041)

### SHORT-TERM SECURITIES

| Money Market Funds (A) – 0.1% | | |
|---|---|---|
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550% . . . . . . . . . . . . . . . . . . . . | 100 | 100 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.1% | $ | 100 |

(Cost: $100)

| TOTAL INVESTMENT SECURITIES – 100.0% | $80,485 |
|---|---|

(Cost: $78,141)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | 23 |
|---|---|

| NET ASSETS – 100.0% | $80,508 |
|---|---|

## Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds . . . . | $80,385 | $— | $— |
| Short-Term Securities . . . . . | 100 | — | — |
| Total . . . . . . . . . . . . . . | $80,485 | $— | $— |

## InvestEd Income Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . | 18 | $ 290 |
| Ivy Corporate Bond Fund, Class N . . . | 86 | 561 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . | 84 | 1,791 |
| Ivy Global Bond Fund, Class N . . . . . . | 141 | 1,408 |
| Ivy Government Money Market Fund, Class N . . . . . . . . . . . . . . . . . . . . | 2,784 | 2,784 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . | 5,432 | 30,040 |
| Ivy High Income Fund, Class N . . . . . | 280 | 2,003 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . | 129 | 2,295 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . | 197 | 5,000 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . | 52 | 575 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . | 3,745 | 40,707 |
| Ivy Mid Cap Growth Fund, Class N . . . | 38 | 1,158 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . | 73 | 1,152 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . . | 457 | 5,802 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . | 25 | 288 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . | 389 | 5,143 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . | 565 | 6,152 |
| Ivy Small Cap Core Fund, Class N . . . | 14 | 289 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . | 12 | 292 |
| Ivy Value Fund, Class N . . . . . . . . . . | 204 | 4,883 |
| | | |
| TOTAL AFFILIATED MUTUAL FUNDS – 99.9% | | $ 112,613 |

(Cost: $109,943)

### SHORT-TERM SECURITIES

| Money Market Funds (A) – 0.1% | | |
|---|---|---|
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550% . . . . . . . . . . . . . . . . . . . . | 73 | 73 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.1% | $ | 73 |

(Cost: $73)

| TOTAL INVESTMENT SECURITIES – 100.0% | $112,686 |
|---|---|

(Cost: $110,016)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | 23 |
|---|---|

| NET ASSETS – 100.0% | $112,709 |
|---|---|

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $ 112,613 | $— | $— |
| Short-Term Securities | 73 | — | — |
| Total | $112,686 | $— | $— |

## InvestEd Fixed Income Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Corporate Bond Fund, Class N | 20 | $ 130 |
| Ivy Government Money Market Fund, Class N | 5,301 | 5,301 |
| Ivy Government Securities Fund, Class N | 934 | 5,168 |
| Ivy Limited-Term Bond Fund, Class N | 3,574 | 38,850 |
| Ivy Securian Core Bond Fund, Class N | 215 | 2,338 |
| TOTAL AFFILIATED MUTUAL FUNDS – 99.7% | | $ 51,787 |

(Cost: $51,560)

**SHORT-TERM SECURITIES**

| | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.2% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550% | 124 | 124 |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 124 |

(Cost: $124)

| TOTAL INVESTMENT SECURITIES – 99.9% | $ 51,911 |
|---|---|

(Cost: $51,684)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | 66 |
|---|---|
| NET ASSETS – 100.0% | $ 51,977 |

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $51,787 | $— | $— |
| Short-Term Securities | 124 | — | — |
| Total | $ 51,911 | $— | $— |

See accompanying Notes to Financial Statements.

# STATEMENTS OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

| (In thousands, except per share amounts) | InvestEd Aggressive Portfolio | InvestEd Growth Portfolio | InvestEd Balanced Portfolio | InvestEd Conservative Portfolio | InvestEd Income Portfolio | InvestEd Fixed Income Portfolio |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Investments in unaffiliated securities at value+ | $ 57 | $ 118 | $ 59 | $ 100 | $ 73 | $ 124 |
| Investments in affiliated mutual funds at market value+ | 32,290 | 116,085 | 83,285 | 80,385 | 112,613 | 51,787 |
| Investments at Market Value | 32,347 | 116,203 | 83,344 | 80,485 | 112,686 | 51,911 |
| Investment securities sold receivable | — | 83 | 44 | — | 68 | 182 |
| Dividends and interest receivable | —* | —* | —* | —* | —* | —* |
| Capital shares sold receivable | 111 | 141 | 68 | 57 | 23 | 54 |
| Receivable from affiliates | — | 2 | 2 | 1 | — | — |
| Total Assets | 32,458 | 116,429 | 83,458 | 80,543 | 112,777 | 52,147 |
| **LIABILITIES** | | | | | | |
| Investment securities purchased payable | 103 | — | — | 35 | — | — |
| Capital shares redeemed payable | —* | 139 | 37 | — | 67 | 169 |
| Distribution and service fees payable | —* | — | — | — | 1 | 1 |
| Total Liabilities | 103 | 139 | 37 | 35 | 68 | 170 |
| Total Net Assets | $32,355 | $116,290 | $ 83,421 | $80,508 | $112,709 | $51,977 |
| **NET ASSETS** | | | | | | |
| Capital paid in (shares authorized – unlimited) | $29,294 | $105,728 | $76,506 | $ 75,384 | $106,229 | $50,661 |
| Accumulated earnings gain | 3,061 | 10,562 | 6,915 | 5,124 | 6,480 | 1,316 |
| Total Net Assets | $32,355 | $116,290 | $ 83,421 | $80,508 | $112,709 | $51,977 |
| **CAPITAL SHARES OUTSTANDING** | 2,839 | 10,089 | 7,919 | 7,080 | 10,607 | 5,062 |
| **NET ASSET VALUE PER SHARE** | $ 11.40 | $ 11.53 | $ 10.53 | $ 11.37 | $ 10.63 | $ 10.27 |
| **+COST** | | | | | | |
| Investments in unaffiliated securities at cost | $ 57 | $ 118 | $ 59 | $ 100 | $ 73 | $ 124 |
| Investments in affiliated mutual funds at cost | 30,796 | 111,609 | 80,333 | 78,041 | 109,943 | 51,560 |

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

| (In thousands) | InvestEd Aggressive Portfolio | InvestEd Growth Portfolio | InvestEd Balanced Portfolio | InvestEd Conservative Portfolio | InvestEd Income Portfolio | InvestEd Fixed Income Portfolio |
|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | |
| Dividends from affiliated mutual funds | $ 578 | $ 2,401 | $ 1,766 | $ 1,795 | $ 2,485 | $ 1,146 |
| Interest and amortization from unaffiliated securities | 2 | 10 | 6 | 6 | 8 | 14 |
| Total Investment Income | 580 | 2,411 | 1,772 | 1,801 | 2,493 | 1,160 |
| **EXPENSES** | | | | | | |
| Distribution and service fees | 68 | 297 | 203 | 195 | 270 | 124 |
| Net Investment Income | 512 | 2,114 | 1,569 | 1,606 | 2,223 | 1,036 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | |
| Net realized gain (loss) on: | | | | | | |
| Investments in affiliated mutual funds | 245 | 1,471 | 931 | 704 | 645 | 238 |
| Distributions of realized capital gains from affiliated mutual funds | 816 | 2,575 | 1,496 | 1,009 | 961 | 7 |
| Net change in unrealized appreciation (depreciation) on: | | | | | | |
| Investments in affiliated mutual funds | 4,118 | 16,398 | 9,339 | 6,811 | 6,838 | 806 |
| Net Realized and Unrealized Gain | 5,179 | 20,444 | 11,766 | 8,524 | 8,444 | 1,051 |
| Net Increase in Net Assets Resulting from Operations | $5,691 | $22,558 | $13,335 | $10,130 | $10,667 | $2,087 |

See Accompanying Notes to Financial Statements.

# STATEMENTS OF CHANGES IN NET ASSETS

| (In thousands) | InvestEd Aggressive Portfolio | | InvestEd Growth Portfolio | | InvestEd Balanced Portfolio | |
|---|---|---|---|---|---|---|
| | Year ended 12-31-19 | Year ended 12-31-18 | Year ended 12-31-19 | Year ended 12-31-18 | Year ended 12-31-19 | Year ended 12-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 512 | $ 320 | $ 2,114 | $ 2,084 | $ 1,569 | $ 1,455 |
| Net realized gain on investments | 1,061 | 1,018 | 4,046 | 5,571 | 2,427 | 2,551 |
| Net change in unrealized appreciation (depreciation) | 4,118 | (3,015) | 16,398 | (14,525) | 9,339 | (7,562) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 5,691 | (1,677) | 22,558 | (6,870) | 13,335 | (3,556) |
| Distributions to Shareholders From: | | | | | | |
| Accumulated earnings (combined net investment income and net realized gains) | (1,343) | (469) | (7,717) | (16,389) | (4,035) | (12,129) |
| Total Distributions to Shareholders | (1,343) | (469) | (7,717) | (16,389) | (4,035) | (12,129) |
| Capital Share Transactions | 6,906 | 5,778 | (13,437) | 985 | (2,216) | 9,949 |
| Net Increase (Decrease) in Net Assets | 11,254 | 3,632 | 1,404 | (22,274) | 7,084 | (5,736) |
| Net Assets, Beginning of Period | 21,101 | 17,469 | 114,886 | 137,160 | 76,337 | 82,073 |
| Net Assets, End of Period | $32,355 | $ 21,101 | $116,290 | $114,886 | $ 83,421 | $76,337 |

| (In thousands) | InvestEd Conservative Portfolio | | InvestEd Income Portfolio | | InvestEd Fixed Income Portfolio | |
|---|---|---|---|---|---|---|
| | Year ended 12-31-19 | Year ended 12-31-18 | Year ended 12-31-19 | Year ended 12-31-18 | Year ended 12-31-19 | Year ended 12-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 1,606 | $ 1,647 | $ 2,223 | $ 2,068 | $ 1,036 | $ 906 |
| Net realized gain (loss) on investments | 1,713 | 1,544 | 1,606 | 1,070 | 245 | (154) |
| Net change in unrealized appreciation (depreciation) | 6,811 | (5,149) | 6,838 | (4,539) | 806 | (366) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 10,130 | (1,958) | 10,667 | (1,401) | 2,087 | 386 |
| Distributions to Shareholders From: | | | | | | |
| Accumulated earnings (combined net investment income and net realized gains) | (1,647) | (1,605) | (3,150) | (1,266) | (906) | (273) |
| Total Distributions to Shareholders | (1,647) | (1,605) | (3,150) | (1,266) | (906) | (273) |
| Capital Share Transactions | (3,368) | (8,853) | 4,865 | 6,471 | 4,102 | 2,307 |
| Net Increase (Decrease) in Net Assets | 5,115 | (12,416) | 12,382 | 3,804 | 5,283 | 2,420 |
| Net Assets, Beginning of Period | 75,393 | 87,809 | 100,327 | 96,523 | 46,694 | 44,274 |
| Net Assets, End of Period | $80,508 | $75,393 | $ 112,709 | $100,327 | $ 51,977 | $46,694 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **InvestEd Aggressive Portfolio** | | | | | | | |
| Year ended 12-31-2019 | $ 9.56 | $ 0.21 | $ 2.13 | $ 2.34 | $ (0.12) | $(0.38) | $(0.50) |
| Year ended 12-31-2018 | 10.54 | 0.17 | (0.93) | (0.76) | (0.06) | (0.16) | (0.22) |
| Year ended 12-31-2017[4] | 10.00 | 0.08 | 0.46 | 0.54 | — | — | — |
| **InvestEd Growth Portfolio** | | | | | | | |
| Year ended 12-31-2019 | 10.19 | 0.20 | 1.95 | 2.15 | (0.22) | (0.59) | (0.81) |
| Year ended 12-31-2018 | 12.61 | 0.20 | (0.93) | (0.73) | (0.12) | (1.57) | (1.69) |
| Year ended 12-31-2017 | 10.80 | 0.10 | 2.26 | 2.36 | (0.01) | (0.54) | (0.55) |
| Year ended 12-31-2016 | 11.71 | 0.00* | 0.25 | 0.25 | (0.03) | (1.13) | (1.16) |
| Year ended 12-31-2015 | 13.13 | 0.03 | 0.11 | 0.14 | (0.05) | (1.51) | (1.56) |
| **InvestEd Balanced Portfolio** | | | | | | | |
| Year ended 12-31-2019 | 9.38 | 0.20 | 1.48 | 1.68 | (0.19) | (0.34) | (0.53) |
| Year ended 12-31-2018 | 11.65 | 0.21 | (0.72) | (0.51) | (0.18) | (1.58) | (1.76) |
| Year ended 12-31-2017 | 10.76 | 0.10 | 1.68 | 1.78 | (0.13) | (0.76) | (0.89) |
| Year ended 12-31-2016 | 11.44 | 0.06 | 0.20 | 0.26 | (0.10) | (0.84) | (0.94) |
| Year ended 12-31-2015 | 12.38 | 0.11 | (0.03) | 0.08 | (0.15) | (0.87) | (1.02) |
| **InvestEd Conservative Portfolio** | | | | | | | |
| Year ended 12-31-2019 | 10.19 | 0.23 | 1.19 | 1.42 | (0.24) | — | (0.24) |
| Year ended 12-31-2018 | 10.68 | 0.21 | (0.48) | (0.27) | (0.22) | — | (0.22) |
| Year ended 12-31-2017 | 10.16 | 0.15 | 0.75 | 0.90 | (0.14) | (0.24) | (0.38) |
| Year ended 12-31-2016 | 10.39 | 0.11 | 0.23 | 0.34 | (0.13) | (0.44) | (0.57) |
| Year ended 12-31-2015 | 11.46 | 0.16 | (0.31) | (0.15) | (0.21) | (0.71) | (0.92) |
| **InvestEd Income Portfolio** | | | | | | | |
| Year ended 12-31-2019 | 9.90 | 0.22 | 0.81 | 1.03 | (0.20) | (0.10) | (0.30) |
| Year ended 12-31-2018 | 10.16 | 0.21 | (0.35) | (0.14) | (0.07) | (0.05) | (0.12) |
| Year ended 12-31-2017[4] | 10.00 | 0.07 | 0.09 | 0.16 | — | — | — |
| **InvestEd Fixed Income Portfolio** | | | | | | | |
| Year ended 12-31-2019 | 10.01 | 0.21 | 0.23 | 0.44 | (0.18) | — | (0.18) |
| Year ended 12-31-2018 | 10.00 | 0.20 | (0.13) | 0.07 | (0.06) | — | (0.06) |
| Year ended 12-31-2017[4] | 10.00 | 0.06 | (0.06) | (0.00*) | — | — | — |

\* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Portfolios invest.

(4) For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.

(5) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets[3] | Ratio of Net Investment Income to Average Net Assets[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **InvestEd Aggressive Portfolio** | | | | | | |
| Year ended 12-31-2019 | $ 11.40 | 24.52% | $ 32 | 0.25% | 1.89% | 10% |
| Year ended 12-31-2018 | 9.56 | -7.21 | 21 | 0.25 | 1.57 | 23 |
| Year ended 12-31-2017[4] | 10.54 | 5.40 | 17 | 0.25[5] | 2.71[5] | 17 |
| | | | | | | |
| **InvestEd Growth Portfolio** | | | | | | |
| Year ended 12-31-2019 | 11.53 | 21.21 | 116 | 0.25 | 1.78 | 16 |
| Year ended 12-31-2018 | 10.19 | -5.85 | 115 | 0.25 | 1.59 | 34 |
| Year ended 12-31-2017 | 12.61 | 21.84 | 137 | 0.25 | 0.84 | 116 |
| Year ended 12-31-2016 | 10.80 | 2.01 | 136 | 0.25 | 0.04 | 24 |
| Year ended 12-31-2015 | 11.71 | 1.16 | 142 | 0.25 | 0.22 | 17 |
| | | | | | | |
| **InvestEd Balanced Portfolio** | | | | | | |
| Year ended 12-31-2019 | 10.53 | 18.00 | 83 | 0.25 | 1.93 | 18 |
| Year ended 12-31-2018 | 9.38 | -4.41 | 76 | 0.25 | 1.79 | 39 |
| Year ended 12-31-2017 | 11.65 | 16.60 | 82 | 0.25 | 0.86 | 73 |
| Year ended 12-31-2016 | 10.76 | 2.17 | 166 | 0.25 | 0.53 | 25 |
| Year ended 12-31-2015 | 11.44 | 0.72 | 162 | 0.25 | 0.84 | 15 |
| | | | | | | |
| **InvestEd Conservative Portfolio** | | | | | | |
| Year ended 12-31-2019 | 11.37 | 13.92 | 81 | 0.25 | 2.05 | 16 |
| Year ended 12-31-2018 | 10.19 | -2.52 | 75 | 0.25 | 1.98 | 43 |
| Year ended 12-31-2017 | 10.68 | 8.82 | 88 | 0.25 | 1.45 | 110 |
| Year ended 12-31-2016 | 10.16 | 3.23 | 114 | 0.25 | 1.03 | 64 |
| Year ended 12-31-2015 | 10.39 | -1.29 | 103 | 0.25 | 1.41 | 34 |
| | | | | | | |
| **InvestEd Income Portfolio** | | | | | | |
| Year ended 12-31-2019 | 10.63 | 10.47 | 113 | 0.25 | 2.06 | 14 |
| Year ended 12-31-2018 | 9.90 | -1.32 | 100 | 0.25 | 2.08 | 42 |
| Year ended 12-31-2017[4] | 10.16 | 1.60 | 97 | 0.25[5] | 2.40[5] | 19 |
| | | | | | | |
| **InvestEd Fixed Income Portfolio** | | | | | | |
| Year ended 12-31-2019 | 10.27 | 4.39 | 52 | 0.25 | 2.08 | 27 |
| Year ended 12-31-2018 | 10.01 | 0.68 | 47 | 0.25 | 1.99 | 75 |
| Year ended 12-31-2017[4] | 10.00 | — | 44 | 0.25[5] | 1.96[5] | 23 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

**Income Taxes.** It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Concentration of Market and Credit Risk.** Because the Portfolio invests substantially all of its assets in Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those

counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by an Underlying Fund in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact an Underlying Fund's investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by an Underlying Fund, or (iii) reduced effectiveness of related Underlying Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Equity Securities.** Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

**Short-term Investments.** Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

## 4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Ivy Investment Management Company ("IICO"), an affiliate of W&R.

IICO serves as each Portfolio's investment adviser. The Portfolios pay no management fees; however, IICO receives management fees from the underlying Ivy Funds. Each Portfolio pays advisory fees to IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the year ended December 31, 2019, W&R received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | Commissions Paid[1] |
|---|---|---|---|
| InvestEd Aggressive Portfolio | $76 | $—* | $53 |
| InvestEd Growth Portfolio | 96 | 1 | 72 |
| InvestEd Balanced Portfolio | 58 | —* | 45 |
| InvestEd Conservative Portfolio | 46 | —* | 35 |
| InvestEd Income Portfolio | 52 | —* | 35 |
| InvestEd Fixed Income Portfolio | 19 | 1 | 11 |

*Not shown due to rounding

[1]W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

## 5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the year ended December 31, 2019, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities were as follows:

|  | Purchases | Sales |
|---|---|---|
| InvestEd Aggressive Portfolio | $ 9,647 | $ 2,765 |
| InvestEd Growth Portfolio | 18,457 | 34,916 |
| InvestEd Balanced Portfolio | 14,605 | 17,808 |
| InvestEd Conservative Portfolio | 12,683 | 15,093 |
| InvestEd Income Portfolio | 19,711 | 14,810 |
| InvestEd Fixed Income Portfolio | 17,678 | 13,472 |

## 6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

|  | InvestEd Aggressive Portfolio | | | | InvestEd Growth Portfolio | | | |
|---|---|---|---|---|---|---|---|---|
|  | Year ended 12-31-19 | | Year ended 12-31-18 | | Year ended 12-31-19 | | Year ended 12-31-18 | |
|  | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 706 | $7,664 | 611 | $6,484 | 1,089 | $ 12,410 | 1,201 | $ 15,134 |
| Shares issued in reinvestment of distributions to shareholders | 119 | 1,343 | 49 | 469 | 675 | 7,717 | 1,597 | 16,370 |
| Shares redeemed | (193) | (2,101) | (110) | (1,175) | (2,946) | (33,564) | (2,407) | (30,519) |
| Net increase (decrease) | 632 | $6,906 | 550 | $5,778 | (1,182) | $ (13,437) | 391 | $ 985 |

|  | InvestEd Balanced Portfolio | | | | InvestEd Conservative Portfolio | | | |
|---|---|---|---|---|---|---|---|---|
|  | Year ended 12-31-19 | | Year ended 12-31-18 | | Year ended 12-31-19 | | Year ended 12-31-18 | |
|  | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 2,132 | $ 22,057 | 2,116 | $ 24,718 | 2,425 | $ 26,713 | 2,393 | $ 25,613 |
| Shares issued in reinvestment of distributions to shareholders | 385 | 4,035 | 1,288 | 12,116 | 145 | 1,647 | 157 | 1,604 |
| Shares redeemed | (2,740) | (28,308) | (2,307) | (26,885) | (2,889) | (31,728) | (3,370) | (36,070) |
| Net increase (decrease) | (223) | $ (2,216) | 1,097 | $ 9,949 | (319) | $ (3,368) | (820) | $ (8,853) |

|  | InvestEd Income Portfolio | | | | InvestEd Fixed Income Portfolio | | | |
|---|---|---|---|---|---|---|---|---|
|  | Year ended 12-31-19 | | Year ended 12-31-18 | | Year ended 12-31-19 | | Year ended 12-31-18 | |
|  | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 3,120 | $32,727 | 3,332 | $ 33,814 | 2,163 | $22,248 | 1,986 | $ 19,743 |
| Shares issued in reinvestment of distributions to shareholders | 297 | 3,150 | 128 | 1,265 | 88 | 904 | 27 | 273 |
| Shares redeemed | (2,949) | (31,012) | (2,818) | (28,608) | (1,852) | (19,050) | (1,778) | (17,709) |
| Net increase | 468 | $ 4,865 | 642 | $ 6,471 | 399 | $ 4,102 | 235 | $ 2,307 |

## 7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2019.

## 8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2019 follows:

| | 12-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 12-31-19 Share Balance | 12-31-19 Value | Net Change in Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Aggressive Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N | 68 | $ 321 | $442 | $ 93 | $ 11 | 59 | $ 972 | $ 162 |
| Ivy Corporate Bond Fund, Class N | —* | — | 1 | —* | — | N/A | N/A | — |
| Ivy Emerging Markets Equity Fund, Class N | 81 | 487 | 217 | 19 | 22 | 94 | 2,003 | 316 |
| Ivy Global Bond Fund, Class N | 6 | 22 | 2 | —* | 1 | 8 | 79 | 3 |
| Ivy Government Securities Fund, Class N | 233 | 468 | 45 | 2 | 29 | 310 | 1,713 | 49 |
| Ivy High Income Fund, Class N | 16 | 51 | 4 | —* | 10 | 22 | 160 | 5 |
| Ivy International Core Equity Fund, Class N | 192 | 1,021 | 262 | 19 | 112 | 235 | 4,175 | 470 |
| Ivy Large Cap Growth Fund, Class N | 101 | 1,171 | 121 | 361 | 60 | 143 | 3,619 | 451 |
| Ivy LaSalle Global Real Estate Fund, Class N | 43 | 191 | 20 | 13 | 26 | 58 | 644 | 54 |
| Ivy Limited-Term Bond Fund, Class N | 52 | 226 | 18 | —* | 16 | 72 | 780 | 13 |
| Ivy Mid Cap Growth Fund, Class N | 54 | 695 | 75 | 107 | 16 | 75 | 2,268 | 414 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 113 | 448 | 257 | 41 | 32 | 123 | 1,934 | 321 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 287 | 1,800 | 72 | 11 | 87 | 435 | 5,518 | 851 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 57 | 136 | 357 | 20 | 8 | 35 | 403 | 54 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 156 | 1,127 | 144 | 53 | 63 | 236 | 3,118 | 463 |
| Ivy Securian Core Bond Fund, Class N | 27 | 107 | 12 | 2 | 13 | 36 | 391 | 14 |
| Ivy Small Cap Core Fund, Class N | 6 | 39 | 3 | 2 | —* | 8 | 162 | 25 |
| Ivy Small Cap Growth Fund, Class N | 23 | 293 | 17 | 41 | — | 34 | 815 | 80 |
| Ivy Value Fund, Class N | 124 | 1,044 | 452 | 277 | 72 | 148 | 3,536 | 373 |
| | | | | $1,061 | $578 | | $32,290 | $4,118 |

See footnotes on page 33.

| | 12-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 12-31-19 Share Balance | 12-31-19 Value | Net Change in Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Growth Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . . . | 285 | $ 421 | $2,653 | $ 203 | $ 27 | 143 | $ 2,343 | $ 675 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . . | 51 | 29 | 77 | 1 | 9 | 44 | 284 | 25 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . | 338 | 612 | 1,705 | (77) | 68 | 283 | 6,037 | 1,257 |
| Ivy Global Bond Fund, Class N . . . . | 64 | 73 | 140 | —* | 13 | 57 | 569 | 32 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . | 2,744 | 1,611 | 3,152 | 132 | 276 | 2,441 | 13,499 | 413 |
| Ivy High Income Fund, Class N . . . . | 213 | 257 | 343 | (8) | 105 | 202 | 1,447 | 66 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . | 887 | 1,173 | 4,775 | (243) | 334 | 686 | 12,185 | 2,178 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . | 464 | 2,916 | 2,521 | 1,474 | 202 | 469 | 11,903 | 1,809 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . | 173 | 249 | 409 | 44 | 76 | 158 | 1,745 | 210 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . | 1,019 | 1,442 | 2,318 | 46 | 250 | 934 | 10,149 | 176 |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . | 218 | 763 | 1,230 | 442 | 42 | 194 | 5,858 | 1,341 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . | 476 | 469 | 1,754 | 250 | 111 | 372 | 5,826 | 1,095 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . | 1,327 | 3,061 | 3,218 | 220 | 290 | 1,295 | 16,430 | 3,012 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . . | 281 | 194 | 2,037 | 99 | 29 | 102 | 1,167 | 221 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . . | 736 | 2,887 | 2,298 | 403 | 230 | 765 | 10,112 | 1,641 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . | 235 | 270 | 558 | 9 | 88 | 208 | 2,262 | 115 |
| Ivy Small Cap Core Fund, Class N . . . . . . . . . . . . . . . . . . | 34 | 57 | 130 | 12 | 1 | 29 | 584 | 116 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . | 109 | 305 | 812 | 131 | — | 87 | 2,065 | 375 |
| Ivy Value Fund, Class N . . . . . . . . . | 559 | 1,668 | 3,315 | 908 | 250 | 485 | 11,620 | 1,641 |
| | | | | $4,046 | $2,401 | | $116,085 | $16,398 |

See footnotes on page 33.

| | 12-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 12-31-19 Share Balance | 12-31-19 Value | Net Change in Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Balanced Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . . . | 134 | $ 258 | $ 1,350 | $ 89 | $ 12 | 64 | $ 1,056 | $ 317 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 67 | 51 | 78 | 1 | 12 | 63 | 409 | 34 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . | 177 | 454 | 699 | 6 | 39 | 164 | 3,484 | 641 |
| Ivy Global Bond Fund, Class N . . . . . | 84 | 122 | 137 | —* | 18 | 82 | 822 | 42 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . | 2,668 | 2,040 | 2,298 | 89 | 279 | 2,606 | 14,410 | 446 |
| Ivy High Income Fund, Class N . . . . | 196 | 287 | 230 | (1) | 101 | 204 | 1,462 | 54 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . | 437 | 880 | 1,876 | (3) | 182 | 377 | 6,699 | 985 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 269 | 1,444 | 1,074 | 810 | 120 | 279 | 7,082 | 1,092 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . | 76 | 139 | 136 | 18 | 36 | 76 | 839 | 93 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 1,078 | 1,919 | 1,807 | 36 | 275 | 1,086 | 11,799 | 204 |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 135 | 401 | 910 | 274 | 24 | 112 | 3,381 | 796 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . | 284 | 426 | 1,275 | 174 | 63 | 214 | 3,363 | 616 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 654 | 2,242 | 1,231 | 81 | 159 | 734 | 9,313 | 1,611 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 111 | 123 | 688 | 37 | 14 | 55 | 631 | 98 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 466 | 1,695 | 1,114 | 210 | 148 | 505 | 6,671 | 1,095 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 347 | 522 | 618 | 14 | 137 | 338 | 3,673 | 173 |
| Ivy Small Cap Core Fund, Class N . . | 11 | 28 | 34 | 4 | —* | 11 | 211 | 39 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 45 | 190 | 183 | 59 | — | 45 | 1,064 | 155 |
| Ivy Value Fund, Class N . . . . . . . . . | 280 | 1,384 | 1,139 | 529 | 147 | 289 | 6,916 | 848 |
| | | | | $2,427 | $1,766 | | $83,285 | $9,339 |

See footnotes on page 33.

| | 12-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 12-31-19 Share Balance | 12-31-19 Value | Net Change in Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Conservative Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . . . | 78 | $ 124 | $ 963 | $ 31 | $ 5 | 25 | $ 411 | $ 182 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 98 | 64 | 104 | 1 | 17 | 92 | 597 | 49 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . | 86 | 764 | 296 | 9 | 26 | 109 | 2,331 | 359 |
| Ivy Global Bond Fund, Class N . . . . . | 123 | 153 | 176 | —* | 27 | 120 | 1,199 | 63 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . | 3,769 | 2,458 | 2,853 | 94 | 390 | 3,676 | 20,328 | 635 |
| Ivy High Income Fund, Class N . . . . | 246 | 324 | 257 | (3) | 125 | 256 | 1,828 | 70 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . | 260 | 486 | 1,203 | (13) | 106 | 218 | 3,868 | 595 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 209 | 889 | 1,068 | 595 | 85 | 197 | 5,010 | 815 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . | 55 | 88 | 87 | 13 | 26 | 55 | 612 | 68 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 1,683 | 2,599 | 2,442 | 42 | 424 | 1,693 | 18,398 | 322 |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 93 | 220 | 963 | 212 | 13 | 61 | 1,850 | 468 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . | 166 | 234 | 833 | 111 | 35 | 117 | 1,840 | 339 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . | 389 | 1,264 | 650 | 44 | 94 | 438 | 5,558 | 965 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 54 | 80 | 75 | 5 | 11 | 54 | 614 | 74 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 387 | 1,052 | 814 | 156 | 117 | 399 | 5,271 | 894 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 488 | 637 | 780 | 13 | 190 | 474 | 5,159 | 242 |
| Ivy Small Cap Core Fund, Class N . . | 11 | 26 | 32 | 4 | —* | 10 | 205 | 38 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 17 | 70 | 68 | 23 | — | 17 | 414 | 61 |
| Ivy Value Fund, Class N . . . . . . . . . | 187 | 1,151 | 725 | 376 | 104 | 204 | 4,892 | 572 |
| | | | | $1,713 | $1,795 | | $80,385 | $6,811 |

See footnotes on page 33.

| | 12-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 12-31-19 Share Balance | 12-31-19 Value | Net Change in Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Income Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . . . | 34 | $ 82 | $ 345 | $ 25 | $ 3 | 18 | $ 290 | $ 83 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 87 | 68 | 68 | 2 | 16 | 86 | 561 | 44 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . | 57 | 694 | 146 | 10 | 20 | 84 | 1,791 | 253 |
| Ivy Global Bond Fund, Class N . . . . | 135 | 190 | 127 | 2 | 31 | 141 | 1,408 | 70 |
| Ivy Government Money Market Fund, Class N . . . . . . . . . . . . . . | 2,521 | 484 | 221 | — | 46 | 2,784 | 2,784 | — |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . | 5,206 | 3,851 | 2,526 | 104 | 567 | 5,432 | 30,040 | 969 |
| Ivy High Income Fund, Class N . . . . | 252 | 391 | 187 | 3 | 135 | 280 | 2,003 | 68 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . | 203 | 430 | 1,762 | (93) | 63 | 129 | 2,295 | 516 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 184 | 993 | 605 | 562 | 85 | 197 | 5,000 | 768 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . | 49 | 93 | 54 | 13 | 24 | 52 | 575 | 60 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 3,484 | 6,040 | 3,176 | 63 | 924 | 3,745 | 40,707 | 734 |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 82 | 213 | 1,296 | 181 | 8 | 38 | 1,158 | 373 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . | 146 | 240 | 1,191 | 107 | 23 | 73 | 1,152 | 256 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . | 303 | 2,270 | 451 | 40 | 95 | 457 | 5,802 | 881 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 47 | 66 | 286 | 21 | 6 | 25 | 288 | 39 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . . . | 310 | 1,589 | 580 | 134 | 111 | 389 | 5,143 | 811 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . | 543 | 833 | 581 | 28 | 224 | 565 | 6,152 | 270 |
| Ivy Small Cap Core Fund, Class N . . | 14 | 41 | 33 | 6 | 1 | 14 | 289 | 52 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . | 12 | 55 | 35 | 17 | — | 12 | 292 | 40 |
| Ivy Value Fund, Class N . . . . . . . . . | 180 | 1,088 | 494 | 381 | 103 | 204 | 4,883 | 551 |
| | | | | $1,606 | $2,485 | | $112,613 | $6,838 |

See footnotes on page 33.

| | 12-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 12-31-19 Share Balance | 12-31-19 Value | Net Change in Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Fixed Income Portfolio** | | | | | | | | |
| Ivy Corporate Bond Fund, Class N | 19 | $ 46 | $ 40 | $ 1 | $ 4 | 20 | $ 130 | $ 9 |
| Ivy Government Money Market Fund, Class N | 4,700 | 1,958 | 1,356 | — | 87 | 5,301 | 5,301 | — |
| Ivy Government Securities Fund, Class N | 883 | 1,725 | 1,407 | 37 | 97 | 934 | 5,168 | 144 |
| Ivy Limited-Term Bond Fund, Class N | 3,279 | 13,125 | 9,750 | 193 | 874 | 3,574 | 38,850 | 556 |
| Ivy Securian Core Bond Fund, Class N | 202 | 824 | 681 | 14 | 84 | 215 | 2,338 | 97 |
| | | | | $245 | $1,146 | | $ 51,787 | $806 |

*Not shown due to rounding.

[1]Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

## 9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2019 and the related unrealized appreciation (depreciation) were as follows:

| Portfolio | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation |
|---|---|---|---|---|
| InvestEd Aggressive Portfolio | $ 30,857 | $ 1,798 | $ 308 | $ 1,490 |
| InvestEd Growth Portfolio | 111,788 | 5,925 | 1,510 | 4,415 |
| InvestEd Balanced Portfolio | 80,425 | 3,783 | 864 | 2,919 |
| InvestEd Conservative Portfolio | 78,171 | 2,864 | 550 | 2,314 |
| InvestEd Income Portfolio | 110,028 | 3,040 | 382 | 2,658 |
| InvestEd Fixed Income Portfolio | 51,695 | 216 | — | 216 |

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2019 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

| Portfolio | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| InvestEd Aggressive Portfolio | $ 687 | $ 884 | $— | $— | $— |
| InvestEd Growth Portfolio | 2,505 | 3,643 | — | — | — |
| InvestEd Balanced Portfolio | 1,859 | 2,138 | — | — | — |
| InvestEd Conservative Portfolio | 1,806 | 1,004 | — | — | — |
| InvestEd Income Portfolio | 2,569 | 1,254 | — | — | — |
| InvestEd Fixed Income Portfolio | 1,097 | 3 | — | — | — |

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2019 and 2018 were as follows:

| Portfolio | December 31, 2019 | | December 31, 2018 | |
| --- | --- | --- | --- | --- |
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| InvestEd Aggressive Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   481 | $  862 | $   179 | $   290 |
| InvestEd Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,756 | 3,961 | 3,143 | 13,246 |
| InvestEd Balanced Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,103 | 1,932 | 2,864 | 9,265 |
| InvestEd Conservative Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,647 | — | 1,605 | — |
| InvestEd Income Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,253 | 897 | 783 | 483 |
| InvestEd Fixed Income Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 906 | — | 273 | — |

[1]Includes short-term capital gains distributed, if any.

To the Shareholders and Board of Trustees of InvestEd Portfolios:

## Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of InvestEd Portfolios (the "Funds"), comprising the InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio, including the schedules of investments, as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio; the related statements of operations for the year ended December 31, 2019, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the years ended December 31, 2019, 2018, and the period from September 18, 2017 (commencement of operations) through December 31, 2017, for InvestEd Aggressive Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio; and the related notes.

In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio as of December 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of InvestEd Aggressive Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio as of December 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the years ended December 31, 2019, 2018, and for the period from September 18, 2017 (commencement of operations) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the custodian and transfer agent. We believe that our audits provide a reasonable basis for our opinion.

*Deloitte & Touche LLP*

Kansas City, Missouri
February 14, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code.

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---:|
| InvestEd Aggressive Portfolio | $ 862,351 |
| InvestEd Growth Portfolio | 3,961,032 |
| InvestEd Balanced Portfolio | 1,932,150 |
| InvestEd Conservative Portfolio | — |
| InvestEd Income Portfolio | 897,101 |
| InvestEd Fixed Income Portfolio | — |

These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

Each of the individuals listed below serves as a trustee for the Trust (6 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

## DISINTERESTED TRUSTEES

| NAME, ADDRESS AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST | TRUSTEE SINCE | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS | OTHER DIRECTORSHIPS HELD |
|---|---|---|---|---|
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947 | Trustee | 2001 | Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present). | Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company – Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen). |
| H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955 | Trustee | 2019 | Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015). | Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (technology) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen). |
| James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950 | Trustee | 2017 | Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present). | Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen). |

## OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

| NAME AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST | OFFICER OF TRUST SINCE | OFFICER OF FUND COMPLEX SINCE* | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS |
|---|---|---|---|---|
| Jennifer K. Dulski 1980 | Secretary | 2017 | 2017 | Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present). |
| Joseph W. Kauten 1969 | Vice President | 2009 | 2006 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present). |
| | Treasurer | 2009 | 2006 | |
| | Principal Financial Officer | 2009 | 2007 | |
| Philip J. Sanders** 1959 | President | 2016 | 2016 | CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Funds Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO (2010-2019) and WRIMCO (2010-2018). |
| Scott J. Schneider 1968 | Vice President | 2009 | 2006 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018). |
| | Chief Compliance Officer | 2009 | 2004 | |
| Philip A. Shipp 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present). |

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).
**Mr. Sanders was Vice President of other trusts within the Fund Complex since 1998, until his appointment as President in August 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of InvestEd Portfolios (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust.

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Management Agreement, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from IICO's relationship with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Management Agreement are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO, taking into account the large amount of materials produced by IICO in response to the 15(c) due diligence requests submitted by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO, as well as the other services provided to the Funds by IICO (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

## Benefits from the Relationship with the Funds

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time.

After full consideration of these and other factors, the Board concluded that neither IICO nor any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO.

## Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the significant number of initiatives that IICO has undertaken to seek to rationalize the fund complex.

## Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

## Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

*Summary Findings*

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO,

including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

*Conclusions*

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Management Agreement.

(UNAUDITED)

Waddell & Reed, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

## Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

## Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

## Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

## Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

## Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

## Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

(UNAUDITED)

## Proxy Voting Guidelines

A description of the policies and procedures the underlying Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

## Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Portfolios) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

- Call us at 888.923.3355.

- Write to us at the following address: WI Services Company, P.O. Box 219722, Kansas City, Missouri 64121-9722.

- Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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# INVESTED PORTFOLIOS

InvestEd Aggressive Portfolio

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Income Portfolio

InvestEd Fixed Income Portfolio

1.888.923.3355

Visit us online at www.ivyinvestments.com

Before investing, investors should carefully consider the investment objectives, risks, charges and expenses of the IVY InvestEd℠ 529 PLAN. This and other important information is contained in the IVY InvestEd℠ 529 PLAN Program Overview, IVY InvestEd℠ 529 PLAN Account Application, and the prospectuses, or if available, summary prospectuses, all of which may be obtained at ivyinvestments.com or from a financial advisor. Read them carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.